Press Release

Mer Telemanagement Solutions Ltd. Receives NASDAQ Notice of
Regaining Listing Compliance

RA'ANANA, Israel, November 26, 2010 -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced that on November 15, 2010, it received a notice from The NASDAQ Stock Market stating that the minimum market value of its publicly held shares had been $1,000,000 or greater for 10 consecutive business days and that the Company had therefore regained compliance with NASDAQ Marketplace Rule 5550(a)(5). On June 28, 2010, the Company was notified that its ordinary shares had failed to maintain a minimum market value of publicly held shares of $1,000,000 for 30 consecutive business days and was therefore not in compliance with Marketplace Rule 5550(a)(5).

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions that MTS acquired on December 2008 enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint's software, consulting and managed services solutions - including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

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Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. For more information please visit the MTS web site: http://www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission. Contacts:

    Company:
    Alon Mualem
    CFO
    Tel: +972-9-7777-540
    Email: Alon.Mualem@mtsint.com